Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Record Revenue of US$2,814,239 Continues in Q2 2023

Vancouver, B.C. Canada, August 23, 2023 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market leading Kidoz Contextual Ad Network (www.kidoz.net); and the Kidoz Publisher SDK, announced today its unaudited condensed interim financial results for the quarter ended June 30, 2023. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Recent Kidoz Inc. Q2 2023 highlights include:

●	Total Revenue of $2,814,239, an increase of 12% compared to Q2 2022 Total Revenue of $2,518,137 and an increase of 68% compared to Q1 2023 Total Revenue of $1,673,685
●	Direct AdTech revenue of $2,495,469 an increase of 2% compared to Q2 2022 Direct AdTech Revenue of $2,458,351 and an increase of 62% compared to Q1 2023 Direct AdTech Revenue of $1,538,046.
●	Programmatic Ad Tech Revenue of $254,776, an increase of 723% compared to Q2 2022 Programmatic Revenue of $30,972 and an increase of 274% compared to Q1 2023 Programmatic Revenue of $68,070.
●	Sales and Marketing expenditure of $306,561, an increase of 22% from $251,788 in Q2 2022 and a decrease of 6% compared to Q1 2023 Sales and Marketing expenditures $327,522.
●	Non-Capitalized R&D expenditures of $755,397, an increase of 17% from $644,054 in Q2 2022 and an increase of 1% compared to Q1 2023 Non-Capitalized R&D expenditures of $744,333.
●	Q2 2023 Gross Profit of $1,239,580, an increase of 28% compared to Q2 2022 Gross Profit of $971,965 and an increase of 85% compared to Q1 2023 Gross Profit of $669,969.
●	Q2 2023 Net Loss of ($509,424) a 29% reduction from a Net Loss of ($721,677) in Q2 2022 and a 52% reduction from a Q1 2023 loss of ($1,066,612).
●	Q2 2023 Adjusted EBITDA loss of ($214,770) a reduction of 46% from a Q2 2022 Adjusted EBITDA loss of ($397,378) and a 73% reduction from a Q1 2023 Adjusted EBITDA loss of ($796,915).
●	Cash of $1,380,740 and working capital of $3,099,985 as at June 30, 2023.
●	Cash used in operations in Q2 2023 of ($912,510) compared to cash used in operations in Q2 2022 of ($337,428).

“Q2 2023 was another quarter of record revenue for Kidoz,” stated Jason Williams Kidoz CEO. “Through continued investments in technology and operations, two pillars of the business showed marked improvement and helped to propel the Company to new heights. First, our investment in the software development of our programmatic technologies helped us to secure and deliver more than $250,000 in programmatic ad campaigns representing 274% growth over the first quarter of 2023. Second, through investments in data analytics and operational processes we were able to significantly improve our operating margins to 44% in the second quarter of 2023 from 39% in the second quarter of 2022. Kidoz management’s decision to increase investments to ensure our technology and operation surpass the competition was correct and our growth was secured.

During the second quarter, the Company also saw an increase in the growth of Prado campaigns as the teens and adults segments of our business continues to grow along with the kids. However, one of the most exciting milestones achieved during the quarter was the launch of a successful “AAA” Game-Ad in collaboration with McDonald’s and Disney. Designed to engage users into playing the gamified ad, the interactive unit was the most successful of all ads produced by the Kidoz Game-Ad team. With more than 35% of impressions engaging with the Game Ad for more than 1 minute on average, McDonald’s and Disney were able to generate significant interest in Disney’s Elementals movie release. Kidoz and Prado are developing a number of new opportunities with leading brands interested in custom AAA Game-Ads from the Company’s in-house studio.

After six months of operations in 2023, Kidoz is perfectly positioned to achieve records for the remaining two quarters and the full year. Kidoz historically reports 68% of yearly revenue in the second half of the year with 43% occurring in the fourth quarter alone. With the Kidoz technical, operational, and commercial teams all perfectly aligned, management believes that the records set in 2022 will fall.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in our annual Management Discussion and Analysis and our Form 20-F, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Six Months ended June 30, 2023	Six Months ended June 30, 2022	Three Months ended June 30, 2023	Three Months ended June 30, 2022

Loss after tax	$(1,576,028)	$(1,452,719)	$(509,416)	$(721,677)
Less :
Depreciation and amortization	278,979	278,985	139,692	138,614
Income tax (recovery) expense	-	(5)	-	(5)
Interest and other income	(12)	-	(7)	-
Stock awareness program	37,106	36,725	18,614	16,992
Stock-based compensation	248,321	344,592	136,347	184,594
Gain on derivative liability – warrants	(51)	(21,849)	-	(5,505)
Adjusted EBITDA	$(1,011,685)	$(814,271)	$(214,770)	$(386,987)

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) owns the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Disney, Hasbro, Lego and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz Programmatic network have become essential products in the digital advertising ecosystem.

The Prado (www.prado.co) technology provides a leading mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange programmatically to the entire Ad Tech universe. By activating high-performance programmatic campaigns across thousands of apps on their network, Prado makes digital advertising more efficient and effective by simplifying the process across a connected technology platform.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163